August 7, 2018

Christopher D. Kastner
Chief Financial Officer
Huntington Ingalls Industries, Inc.
4101 Washington Avenue
Newport News, Virginia 23607

       Re: Huntington Ingalls Industries, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Form 10-Q for the Quarter Ended June 30, 2018
           File No. 001-34910

Dear Mr. Kastner:

        We have reviewed your August 3, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 31, 2018 letter.

Form 10-Q for the Quarter Ended June 30, 2018

General

1. We note multiple news articles from May and June 2018 regarding defects on the Gerald
       Ford aircraft carrier with repairs estimated at $120 million. One of such articles stated
       that the ship was returned to you and is expected to be in the shipyard for a year receiving such repairs. Please tell us what liabilities and expenses you have incurred related to these repairs and revise your future Form 10-Qs to provide robust disclosure to the extent your responsibility for such repairs is material.
 Christopher D. Kastner
Huntington Ingalls Industries, Inc.
August 7, 2018
Page 2

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameChristopher D. Kastner                Sincerely,
Comapany NameHuntington Ingalls Industries, Inc.
                                                        Division of Corporation
Finance
August 7, 2018 Page 2                                   Office of
Transportation and Leisure
FirstName LastName